Room 4561
								July 5, 2005

Mr. Randall Bambrough
Chief Financial Officer
46430 Fremont Boulevard
Fremont, CA 94538

Re:	Intervideo, Inc.
	Item 4.01 Form 8-K
      Filed June 16, 2005
	File No.  000-49809

Dear Mr. Bambrough:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed June 16, 2005
1. We note in your Form 8-K that KPMG has advised management that in connection with the audit for the year ended December 31, 2004, KPMG noted certain matters considered to constitute material weaknesses.
Please provide us with any written correspondence between management, the audit committee, KPMG and any others related to these material weaknesses.
2. Tell us whether any adjusting entries were made as a result of these material weaknesses. Additionally, provide us with a summary of year-end adjusting entries in connection with or as a result of the audit of fiscal 2004, which were not recorded but were passed. Disclose the dollar effect of each adjustment on net income and briefly explain each entry.
3. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K
Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

 General

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation
S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.







	You may contact Patrick Gilmore, Staff Accountant, at (202)
551-
3406, Robert Benton, Review Accountant at (202) 551-3804 or me at
(202) 551-3730 if you have questions regarding these comments.

							Sincerely,

      					Craig Wilson
							Senior Assistant Chief
Accountant
??

??

??

??

Randall Bambrough
Intervideo, Inc.
July 5, 2005
Page 1